SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                    Quality Food Centers, Inc.
                    --------------------------
                         (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                  (Title of Class of Securities)

                            747565109
                          -------------
                          (CUSIP Number)


                        Alisa Singer, Esq.
                  Rosenberg & Liebentritt, P.C.
                    Two North Riverside Plaza
                     Chicago, Illinois 60606
                          (312) 466-3196
         ------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         November 6, 1997
                         ----------------
                  (Date of Event which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this Schedule because of Rule
         13d-1(b)(3) or (4), check the following box [ ].


                        Page 1 of 11 Pages
                 Exhibit Index Appears on Page 5

           This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on April 7, 1995, as previously amended (the "Schedule 13D"), by Zell/Chilmark Fund, L.P. ("Zell/Chilmark") with respect to the common stock, par value $.001 per share ("Common Stock"), of Quality Food Centers, Inc. (the "Issuer"). Only those Items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

and

Item 5.  Interest in Securities of the Issuer.

and

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           On November 6, 1997, Fred Meyer, Inc. ("Fred Meyer"), its wholly owned subsidiary, Q-Acquisition Corp. ("Acquisition Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Acquisition Sub into the Issuer, with the Issuer becoming a wholly owned subsidiary of Fred Meyer. As an inducement and a condition to Fred Meyer's entering into the Merger Agreement, Fred Meyer and Zell/Chilmark entered into a Shareholders Agreement, dated as of November 6, 1997 (the "Shareholders Agreement").

           Pursuant to the Shareholders Agreement, Zell/Chilmark has agreed, among other things: (1) at any meeting of the holders of Common Stock called to vote upon the Merger and the Merger Agreement or in connection with any other vote, consent or other approval with respect to the Merger and the Merger Agreement, to be present and to vote (or cause to be voted) its 3,975,000 shares of Common Stock in favor of the Merger and the Merger Agreement; (2) to vote (or cause to be voted) such shares of Common Stock against any merger agreement (other than the Merger Agreement) or merger or similar transaction (other than the Merger); (3) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the transfer of such shares of Common Stock; (4) not to enter into any voting arrangement in connection with any other takeover proposal; and (5) not to solicit, initiate or encourage the submission of any takeover proposal or participate in any discussions or negotiations regarding a takeover proposal except to the extent consistent with the Merger Agreement.

           Pursuant to the Shareholders Agreement, Zell/Chilmark has also agreed to execute, prior to the Merger, a letter agreement (an "Affiliate Letter") pursuant to which Zell/Chilmark will, if the Merger is to be accounted for as a pooling of interests, (i) represent and confirm that it has not sold, transferred or otherwise disposed of any shares of Common Stock in the 30 days prior to the date of such Affiliate Letter and
(ii) agree not to sell, transfer or otherwise dispose of any shares of stock of Fred Meyer received in the Merger ("Merger Stock")


                       Page 2 of 11 Pages
until after such time as financial results covering at least 30 days of combined operations of the Issuer and Fred Meyer have been published by Fred Meyer. Such Affiliate Letter will also contain Zell/Chilmark's agreement not to sell, assign or transfer any shares of Merger Stock except (i) pursuant to an effective registration statement, (ii) in conformity with Rule 145 under the Securities Act of 1933, as amended (the "Act"), or (iii) in a transaction meeting certain conditions which is not required to be registered under the Act.

           The Shareholders Agreement, including the foregoing obligations, terminate upon the earliest of (a) the termination of the Merger Agreement, (b) the withdrawal, modification or amendment by the Board of Directors of the Issuer in any respect adverse to Fred Meyer of the Board's approval or recommendation of the Merger and the Merger Agreement and (c) the effective time of the Merger.

           The Issuer and the Board of Directors of the Issuer, by action of its independent directors, waived the provisions of the Standstill Agreement to the extent necessary to permit the execution by Zell/Chilmark of the Shareholders Agreement and the performance by Zell/Chilmark of its obligations thereunder.

           The summary contained in this Statement of certain provisions of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement attached as Exhibit 4 hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 4 - Shareholders Agreement, dated as of
                     November 6, 1997, between Fred Meyer
                     and Zell/Chilmark.


                         Page 3 of 11 Pages

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  November 12, 1997

                              Zell/Chilmark Fund, L.P.

                              By:  ZC Limited Partnership,
                                   general partner

                              By:  ZC Partnership,
                                   general partner

                              By:  ZC, Inc.,
                                   general partner

                              By: /s/ Sheli Z. Rosenberg
                                 ---------------------------
                                 Name: Sheli Z. Rosenberg
                                 Title: Vice President


                        Page 4 of 11 Pages

                             EXHIBIT INDEX

Exhibit                                              Page
Number      Description                              Number
------      -----------                              ------

1           Recapitalization and Stock Purchase        *
            and Sale Agreement, dated as of
            January 14, 1995.

2           Stock Purchase and Sale Agreement,         *
            dated as of January 14, 1995.

3           Standstill Agreement, dated as of          *
            January 14, 1995.

4           Shareholders Agreement, dated as           6
            of November 6, 1997.



-----------

*  Previously filed.


                         Page 5 of 11 Pages